LADENBURG THALMANN FINANCIAL SERVICES INC.
4400 Biscayne Boulevard
12th Floor
Miami, Florida 33137

April 25, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:    Ladenburg Thalmann Financial Services Inc.
Acceleration Request
Registration Statement on Form S-3
File No. 333-216733

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), and in connection with the above-referenced Registration Statement (the “Registration Statement”), Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Thursday, April 27, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Bradley D. Houser at (305) 789-7538 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ RICHARD J. LAMPEN
Richard J. Lampen
President and Chief Executive Officer